UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

MILLICOM INTERNATIONAL CELLULAR S.A.

(Name of Subject Company)

MILLICOM INTERNATIONAL CELLULAR S.A.

(Name of Person Filing Statement)

Common Shares, par value $1.50 per share

(Title of Class of Securities)

L6388F110

(CUSIP Number of Class of Securities)

Mauricio Ramos

Chair of the Board

Millicom International Cellular S.A.

 2, Rue du Fort Bourbon,

L-1249 Luxembourg

 Grand Duchy of Luxembourg

Phone: +352 691 750960 / +1 908 463 8588

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William H. Aaronson

Michael Senders

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

 (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement filed under cover of Schedule 14D-9, as amended by Amendment No. 1 thereto (together with the exhibits attached hereto and thereto, and as amended from time to time, the “Schedule 14D-9”), by Millicom International Cellular S.A., a public limited liability company (société anonyme) organized and established under the laws of the Grand Duchy of Luxembourg (“Luxembourg”), having its registered office at 2, Rue du Fort Bourbon, L-1249 Luxembourg, Luxembourg, with corporate registration number B40630 with the Luxembourg Trade and Companies Registry (R.C.S. Luxembourg) (the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 15, 2024.

Except as otherwise set forth in this Amendment, capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

On July 1, 2024, pursuant to a Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO filed with the SEC (together with any amendments or supplements thereto, including the amendments thereto filed by the Filing Parties with the SEC on July 18, 2024 and August 5, 2024, the “Schedule TO”), Purchaser offered to purchase, through separate but concurrent offers in Sweden (the “Swedish Offer”) and the United States (the “US Offer” and, together with the Swedish Offer, the “Offers”), all of the issued and outstanding common shares (CUSIP L6388F110), par value $1.50 per share (each, a “Common Share” and, collectively, the “Common Shares”), including Swedish Depositary Receipts (ISIN: SE0001174970) representing Common Shares (each of which represents one Common Share) (each, an “SDR” and, collectively, the “SDRs” and, together with the Common Shares, the “Shares”), of the Company that are not already owned by the Purchaser Group and its affiliates, for $24.00 per Common Share and $24.00 per SDR (each such amount, as adjusted for certain dividends pursuant to the terms set forth in the Offers, and with respect to the Swedish Offer, as converted into SEK based on a USD/SEK exchange rate as close to the settlement date of the Swedish Offer as Purchaser is able to achieve, the “Original Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the Transmittal Documents.

On August 2, 2024, Purchaser revised the Offers to increase the Original Offer Price to $25.75 per Common Share and $25.75 per SDR (each such amount, without interest and less any withholding taxes that may be applicable, and as adjusted for certain dividends pursuant to the terms set forth in the Offers, and with respect to the Swedish Offer, as converted into SEK based on a USD/SEK exchange rate as close to the settlement date of the Swedish Offer as Purchaser is able to achieve, the “Revised Offer Price”).

The Schedule 14D-9 (including this Amendment) relates to the Offers, as revised by Purchaser on August 2, 2024.

For all purposes of the Schedule 14D-9, references to the “Swedish Offer,” the “US Offer” and the “Offers” are to the Offers at the Revised Offer Price, as applicable.

References in this Amendment to the Company’s “shareholders” include both holders of Common Shares and holders of SDRs unless otherwise specified.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

AS FURTHER DISCUSSED IN ITEM 4 (“THE SOLICITATION OR RECOMMENDATION—REASONS FOR THE RECOMMENDATION”) BELOW, THE INDEPENDENT COMMITTEE OF THE COMPANY’S BOARD OF DIRECTORS CONTINUES TO BELIEVE THE OFFERS SIGNIFICANTLY UNDERVALUE THE SHARES AND REITERATES ITS UNANIMOUS RECOMMENDATION THAT THE COMPANY’S SHAREHOLDERS REJECT THE OFFERS AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFERS, EVEN AT THE REVISED OFFER PRICE.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The first sentence of the section of the Schedule 14D-9 entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is hereby amended, restated and supplemented in its entirety as follows:

According to the Schedule TO, as of August 2, 2024, the Purchaser Group owned 49,966,734 Shares (composed entirely of SDRs), which represent approximately 29.17% of the share capital and the total number of votes in the Company.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

The following paragraphs are hereby added to the section of the Schedule 14D-9 entitled “Item 4. The Solicitation of Recommendation—Background of the Offers” in chronological order:

On August 8, 2024, the Independent Committee held a meeting at which Nordea rendered a second oral opinion, subsequently confirmed in writing, to the effect that, as of August 8, 2024, and based upon and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken set forth in its written second opinion, the revised offer price of $25.75 per Common Share and per SDR was not fair, from a financial point of view, for the holders of Shares (other than the Purchaser and its affiliates) (the “Updated Opinion”). The full text of the written Updated Opinion of Nordea, dated August 8, 2024, which sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken in connection with such Updated Opinion, is filed with this Amendment as Exhibit (a)(5)(N) to the Schedule 14D-9 and is also attached to the statement of the Independent Committee made under the Swedish Takeover Rules (the “Second Swedish Recommendation Statement”) filed with this Amendment as Exhibit (a)(2)(B) to the Schedule 14D-9. For further details on Nordea’s second opinion, please see “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation”.

Following Nordea’s delivery of its second oral opinion, at a meeting of the Independent Committee held on August 8, 2024, the Independent Committee further discussed and considered the terms of the Offers (at the Revised Offer Price). On August 9, 2024, after further careful discussion and consideration, the Independent Committee unanimously approved announcing its recommendation that the Offers (at the Revised Offer Price) continue to significantly undervalue the Company and are not in the best interests of the Company and its shareholders.

Later on August 9, 2024, the Company issued the Second Swedish Recommendation Statement by way of a press release and filed this Amendment with the SEC, in each case, reiterating the Independent Committee’s recommendation that the Company’s shareholders reject the Offers (at the Revised Offer Price) and not tender their Shares pursuant to the Offers (at the Revised Offer Price).

The following paragraphs are hereby added to the end of the section of the Schedule 14D-9 entitled “Item 4. The Solicitation of Recommendation—Reasons for the Recommendation”:

The Independent Committee has evaluated the Offers at the Revised Offer Price.

IN SUMMARY, FOR THE REASONS SET FORTH BELOW, THE INDEPENDENT COMMITTEE REITERATES ITS UNANIMOUS RECOMMENDATION THAT THE SHAREHOLDERS REJECT THE OFFERS AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFERS, EVEN AT THE REVISED OFFER PRICE.

In evaluating the Offers at the Revised Offer Price, the Independent Committee conducted an overall assessment and reviewed, considered and evaluated a significant amount of information and factors, including potential benefits, detriments and implications of the Offers, including at the Revised Offer Price, to the Company and its shareholders, consistent with the overall assessment described in connection with the Independent Committee’s recommendation announced on July 15, 2024 with respect to the Offers at the Original Offer Price (the “First Recommendation”).

For, inter alia, all of the reasons set forth in the First Recommendation (which continue to support the Independent Committee’s recommendation with respect to the Offers at the Revised Offer Price in this Amendment), the Independent Committee continues to believe that the Offers, even at the Revised Offer Price, significantly undervalue the Company.

The Independent Committee’s review of the Revised Offer Price also took into account the Company’s strong financial results for the second quarter of 2024, as publicly announced on August 2, 2024. Among other highlights, the Company’s Revenue, EBITDA and Operating cash flow in the second quarter of 2024 grew 4.7%, 23.1% and 50.2%, respectively, year-over-year. Equity free cash flow(1) for the quarter was $268 million and Leverage(1) as of the end of the quarter decreased to 2.77x from 3.10x as of March 31, 2024. Accordingly, the results reiterated the Company’s significantly increased Equity free cash flow(1) generation and supported previously announced expectations that the Company’s Equity free cash flow(1) for full year 2024 is expected to be above $600 million (excluding proceeds for the previously-announced tower sale in Colombia) and that the Company’s Leverage(1) is expected to near 2.5x at year-end 2024.

(1) Equity free cash flow and Leverage are non-IFRS measures. Please see “Item 8. Additional Information — Use of Non-IFRS Terms” for more information on these measures.

With respect to certain trading multiples and control premia calculations set forth in the First Recommendation:

•	the Revised Offer Price continues to be well below trading multiples for comparable listed companies:

o	while the latest average enterprise value to 2024 concensus operating cash flow multiple of the Company’s Trading Peers is 7.8x, the Revised Offer Price represents, as of August 1, 2024, a 40.4% discount to the price per Share implied by applying the same multiple to the Company;(2) and

o	while the latest average 2024 concensus Equity free cash flow yield of the Company’s Trading Peers is 9.3%, the Revised Offer Price represents, as of August 1, 2024, a 33.3% discount to the price per Share implied by applying the same yield to the Company;(2) and

•	the latest average control premia to undisturbed prices observed in all-cash technology, media, and telecommunications transactions involving targets that are considered to be large publicly listed companies in the United States and Europe over the past 15 years range between 17.4% and 46.4% (as described in the First Recommendation), while the Revised Offer Price represents a limited premium of 9.2% compared to the closing price on Nasdaq US of $23.58 (or 9.8% to the closing price on Nasdaq Stockholm of SEK 251.6 per SDR, converted at a USD/SEK exchange rate of 10.73) on May 22, 2024, the last full trading day prior to Purchaser issuing a press release announcing that it was exploring a potential all cash tender offer for the Shares.

(2) Comparable multiples and yields are calculated on a proportionate basis, i.e., accounting for Operating cash flow and Equity free cash flow as per the Company’s definitions at each subsidiary level and adding it pro rata to the Company’s ownership in each subsidiary. Please see “Item 8. Additional Information — Use of Non-IFRS Terms”.

The Independent Committee also considered the Updated Opinion from Nordea stating that, as of August 8, 2024, and based upon and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken set forth in the Updated Opinion, the revised offer price of $25.75 per Common Share and per SDR was not fair, from a financial point of view, for the Shareholders (other than Purchaser and its affiliates). The full text of the written Updated Opinion of Nordea, dated August 8, 2024, which sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken in connection with such second opinion, is filed with this Amendment as Exhibit (a)(5)(N) to the Schedule 14D-9 and is also attached to Second Swedish Recommendation Statement filed with this Amendment as Exhibit (a)(2)(B) to the Schedule 14D-9. Nordea provided its Updated Opinion solely for the information and assistance of the Independent Committee in connection with its consideration of the Offers (at the Revised Offer Price). Nordea’s Updated Opinion does not constitute a recommendation to any holder of Common Shares or SDRs in the Company as to whether or not the holders of Common Shares and SDRs should accept the Offers or any other matter. Nordea’s Updated Opinion was provided under, and solely for purposes of, the Swedish Takeover Rules and was prepared following customary Swedish standards and processes, which may differ from those customarily followed in the United States or elsewhere.

IN LIGHT OF THE FOREGOING, THE INDEPENDENT COMMITTEE REITERATES ITS UNANIMOUS RECOMMENDATION THAT THE SHAREHOLDERS REJECT THE OFFERS AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFERS, EVEN AT THE REVISED OFFER PRICE.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The section of the Schedule 14D-9 entitled “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is hereby amended and restated in its entirety as follows:

Following the commencement of the Offers, Nordea was engaged to provide an opinion to the Independent Committee in accordance with the Swedish Takeover Rules as to whether the offer price of $24.00 per Common Share and per SDR was fair, from a financial point of view, for the holders of Common Shares and SDRs (other than the Purchaser and its affiliates). In connection with this engagement and the First Recommendation, Nordea delivered an opinion to the Independent Committee, which is filed as Exhibit (a)(5)(C) to the Schedule 14D-9, is attached to the Swedish Recommendation Statement filed as Exhibit (a)(2)(A) to the Schedule 14D-9 and is incorporated herein by reference. In exchange for providing such opinion, Nordea was entitled a fixed fee of $1,750,000, which became payable upon delivery of the opinion and is payable whether or not the Offers are consummated and is not contingent upon the Offer Price (or the Revised Offer Price) or the level of acceptance of the Offers by the Company’s shareholders.

Following Purchaser’s announcement of the Revised Offer Price, Nordea was again engaged to provide a second opinion to the Independent Committee in accordance with the Swedish Takeover Rules as to whether the revised offer price of $25.75 per Common Share and per SDR was fair, from a financial point of view, for the holders of Common Shares and SDRs (other than the Purchaser and its affiliates). In connection with this engagement and the recommendation of the Independent Committee set forth in this Amendment, Nordea delivered its second opinion to the Independent Committee, which is filed as Exhibit (a)(5)(N) to the Schedule 14D-9, is attached to the Second Swedish Recommendation Statement filed as Exhibit (a)(2)(B) to the Schedule 14D-9 and is incorporated herein by reference. In exchange for providing such second opinion, Nordea will receive a fixed fee of $875,000, which became payable upon delivery of such second opinion and is payable whether or not the Offers are consummated and is not contingent upon the Offer Price (or the Revised Offer Price) or the level of acceptance of the Offers by the Company’s shareholders.

Nordea is also entitled to be reimbursed for certain expenses arising out of or in connection with the engagements described above and is entitled indemnified against certain liabilities relating to or arising out of the engagements.

Goldman Sachs and Morgan Stanley are acting as financial advisors to the Company. Each of Goldman Sachs and Morgan Stanley was engaged to, among other things, provide analysis and considerations of the Company’s response to the Offers. Goldman Sachs and Morgan Stanley were selected based on their respective qualifications, expertise, reputation and relevant experience. In exchange for providing advisory services to the Company, Goldman Sachs and Morgan Stanley will each be entitled to receive advisory fees in an amount between $5,500,000 and $27,500,000, with the amount of such advisory fees that is ultimately paid to each of Goldman Sachs and Morgan Stanley dependent upon the number of Shares acquired by Purchaser in the Offers, the price per Share paid by Purchaser in the Offers and certain other factors. The Company will reimburse each of Goldman Sachs and Morgan Stanley for certain of their expenses in connection with their engagements and will also indemnify each of Goldman Sachs and Morgan Stanley against certain liabilities relating to or arising out of their engagements.

The Company has also agreed to engage CMi2i Ltd. (“CMi2i”) to assist it in connection with analyzing the Company’s shareholder base and changes thereto during the pendency of the Offers, as well as providing reports to the Company on such matters. The Company has agreed to pay CMi2i approximately €10,000 per week for such services.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations in connection with the Offers.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The word “table” in the section of the Schedule 14D-9 entitled “Item 6. Interest in Securities of the Subject Company” is hereby amended, restated and supplemented to “tables” and the following table is hereby added to the end of such section:

Name of Person Effecting Transaction	Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
Millicom International Cellular S.A.	7/29/2024	Remuneration of Justine Dimovic	5,658	$18.56
Millicom International Cellular S.A.	7/29/2024	Remuneration of Bruce Churchill	5,658	$18.56
Millicom International Cellular S.A.	7/29/2024	Remuneration of Blanca Trevino	5,658	$18.56
Millicom International Cellular S.A.	7/29/2024	Remuneration of Tomas Eliasson	5,658	$18.56
Millicom International Cellular S.A.	7/29/2024	Remuneration of Aude Durand	5,658	$18.56
Millicom International Cellular S.A.	7/29/2024	Remuneration of Thomas Reynaud	5,658	$18.56
Millicom International Cellular S.A.	7/29/2024	Remuneration of María Teresa Arnal	5,658	$18.56

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(2)(B)*	Swedish Recommendation Statement, dated August 9, 2024, including opinion of Nordea, dated August 8, 2024.
(a)(5)(N)*	Opinion of Nordea, dated August 8, 2024.
(e)(2)	Press Release of the Company, dated July 30, 2024 (incorporated by reference to the Company’s Current Report on Form 6-K, filed July 31, 2024).

 * Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MILLICOM INTERNATIONAL CELLULAR S.A.

By:	/s/ Salvador Escalón
Name: Salvador Escalón Title: Executive Vice President, Chief Legal and Compliance Officer

Date: August 9, 2024